Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
express.press@expressjet.com
832.353.3333 **main** 877.958.NEWS **toll free**

News Release

EXPRESSJET ANNOUNCES ADDITIONAL $10 MILLION ADDED TO SECURITIES REPURCHASE PROGRAM

HOUSTON, Aug. 20, 2009 – ExpressJet Holdings (NYSE: XJT) today announced that its Board of Directors has authorized an additional $10 million for the previously announced securities repurchase program. The company expects any purchases of the notes or the stock to be made from time to time in the open market or in privately negotiated transactions. The timing of any repurchases under the program will depend on a variety of factors, including market conditions, and may be suspended or discontinued at any time. Common stock acquired through the repurchase program will be available for general corporate purposes, and convertible notes repurchased under the program will be cancelled.

CORPORATE BACKGROUND

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 128 scheduled destinations in North America and the Caribbean with approximately 1,160 departures per day. Operations include a capacity purchase agreement for Continental; providing clients customized 41-seat and 50-seat charter options (www.expressjet.com/charter); and supplying third-party aviation and ground handling services. For more information, visit www.expressjet.com.

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